SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No.2)*

                        Cinram International Income Fund
              (successor-in interest to Cinram International Inc.)
                                (Name of Issuer)

                                      Units
                         (Title of Class of Securities)

                                    172595100
                                 (CUSIP Number)

                               Karl Wachter, Esq.
                                 1 American Lane
                          Greenwich, Connecticut 06831
                               Tel: (203) 422-3340
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  May 26, 2006
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           Amaranth  LLC

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a)[X]
    (b)[ ]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*
           WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
           Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.  SOLE VOTING POWER
           0

8.  SHARED VOTING POWER
           8,000,000

9.  SOLE DISPOSITIVE POWER
           0

10. SHARED DISPOSITIVE POWER
           8,000,000

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           0

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES* [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           15.3%

14. TYPE OF REPORTING PERSON*
           CO

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           Amaranth Advisors L.L.C.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a)[X]
    (b)[ ]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*
           OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
           Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.  SOLE VOTING POWER
          0

8.  SHARED VOTING POWER
          8,000,000

9.  SOLE DISPOSITIVE POWER
          0

10. SHARED DISPOSITIVE POWER
          8,000,000

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          8,000,000

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES* [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          15.3%

14. TYPE OF REPORTING PERSON*
          IA

1.  NAME OF REPORTING PERSONS
    I.R.S.   IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Nicholas M. Maounis

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a)[X]
    (b)[ ]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*
          OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.  SOLE VOTING POWER
          0

8.  SHARED VOTING POWER
          8,000,000

9.  SOLE DISPOSITIVE POWER
          0

10. SHARED DISPOSITIVE POWER
          8,000,000

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          8,000,000

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES* [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          15.3%

14. TYPE OF REPORTING PERSON 1.
          IN, HC

     This statement is filed with respect to the units, having no par value (the "Securities") of Cinram International Income Fund (a successor-in interest to Cinram International Inc.) (the "Issuer") beneficially owned by Amaranth LLC, a Cayman Islands exempted company, Amaranth Advisors L.L.C. and Nicholas M. Maounis (collectively, the "Reporting Persons") as of June 1, 2006 and amends and supplements the Schedule 13D filed April 10, 2006, as previously amended (collectively, the "Schedule 13D"). Except as set forth herein, the Schedule 13D is unmodified.


ITEM 2.  Identity and Background.

     (a)-(c) and (f) The names of the persons filing this statement on Schedule 13D (the "Reporting Persons") are:

     - Amaranth LLC, a Cayman Islands exempted company ("Amaranth").

     - Amaranth Advisors L.L.C., a Delaware limited liability company.

     - Nicholas M. Maounis, an individual and a citizen of the United States ("Maounis").

     Amaranth Advisors L.L.C. is the trading advisor for Amaranth and has been granted investment discretion over portfolio investments, including the Common Stock held by it, which discretion includes the power to direct the voting and disposition of those investments. Amaranth Advisors (Canada) ULC ("AAC"), a subsidiary of Amaranth Advisors L.L.C., is a Nova Scotia unlimited liability company that provides investment management services to Amaranth with respect to the Common Stock held by it. Maounis is the managing member of Amaranth Advisors L.L.C. and may, by virtue of his position as managing member, be deemed to have power to direct the vote and disposition of the Common Stock held by Amaranth.

     The business address of Amaranth is c/o Dundee Leeds Management Services (Cayman) Ltd., 2nd Floor, Waterfront Centre, 28 N. Church Street, Georgetown, Grand Cayman Islands, British West Indies.

     The business address of Amaranth Advisors L.L.C. and Mr. Maounis is One American Lane, Greenwich, Connecticut 06831.

     The business address of AAC is Suite 2830, TD Canada Trust Tower, 161 Bay Street, PO Box 216, Toronto, Ontario M5J 2S1.

     The principal business of Amaranth is that of a private investment fund engaged in the purchase and sale of securities for its own account.

     The principal business of Amaranth Advisors L.L.C. is serving as the trading advisor for Amaranth and other private investment funds.

     The principal business of AAC is providing investment management services.

     The principal business of Mr. Maounis is serving as the managing member of Amaranth Advisors L.L.C.

     (d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. ITEM 3. Source and Amount of Funds or Other Consideration.

     The source and amount of funds used by Amaranth in making its purchases of the shares of Securities beneficially owned by the Reporting Persons are set forth below:

        SOURCE OF FUNDS                    AMOUNT OF FUNDS
        Working Capital                    CAD$ 224,775,000

ITEM 4.  Purpose of Transaction.

     Amaranth Canada Trust (the "Trust"), a Canadian resident trust whose sole beneficiary is a Canadian resident wholly-owned subsidiary of Amaranth, today announced that it has acquired beneficial ownership of an additional 2,500,000 units (the "Securities") of Cinram International Income Fund ("New Cinram"), representing in aggregate approximately 4.8% of the outstanding Securities. Following settlement of these trades, the Trust will own 8,000,000 Securities, representing approximately 15.3% of the outstanding Securities.

     Concurrently with this transaction, Amaranth terminated one of the two derivative transactions previously disclosed by it in respect of common shares in the capital of Cinram International Inc. ("Old Cinram"), through which Amaranth had gained economic exposure to the price of the Securities in respect of, in aggregate, 4,586,200 Securities. On May 5, 2006, New Cinram announced the completion by way of a plan of arrangement of the reorganization of Old Cinram into New Cinram which included the transfer of common shares of Old Cinram in consideration for units of New Cinram on a one-for-one basis, except in the case of common shares held by shareholders of Old Cinram who elected to receive Class B limited partnership units of Cinram International Limited Partnership (the "LP Units"). New Cinram also announced on May 5, 2006, the issuance of 52,321,773 units and 4,990,854 LP Units.

         Amaranth indirectly holds securities of New Cinram for investment purposes, with a view to maximizing the value of its investment. The Trust or Amaranth may seek to influence decisions of management and of the trustees of New Cinram, including by seeking representation on the board of trustees of New Cinram or directors of the operating company or the general partner. At the present time, none of the Trust or Amaranth intends to acquire control over the business of New Cinram or to acquire 20% or more of any class of the outstanding voting or equity securities of New Cinram. The Trust and Amaranth may from time to time, subject to market conditions and other relevant factors, make additional investments in or dispositions of securities of New Cinram in the future, including additional purchases or sales of units of New Cinram.

     Amaranth reserves the right to further discuss and/or meet with management and other shareholders and/or formulate plans or proposals regarding the Issuer or its securities.

     The other Reporting Persons' purposes and intentions are consistent with those of Amaranth.

ITEM 5.  Interest in Securities of the Issuer.

     (a) As a result of these transactions, Amaranth indirectly owns, through the Trust, 8,000,000 Securities, representing approximately 15.3% of the outstanding Securities. The Securities are held by the Trust, whose sole beneficiary is a Canadian resident wholly-owned subsidiary of Amaranth.

     For the purposes of Section 13(d) of the Act, Amaranth Advisors L.L.C. may be deemed to beneficially own the Securities held by the Trust as a result of being the Trading Advisor of Amaranth and being the wholly-owning parent of AAC, which provides investment management services to the Trust with respect to the Securities held by the Trust.

     For the purposes of Section 13(d) of the Act, Mr. Maounis may be deemed to beneficially own the Securities held by Amaranth as a result of being the managing member of Amaranth Advisors L.L.C.

     For the purposes of Section 13(d) of the Act, collectively, the Reporting Persons may be deemed to beneficially own 8,000,000 Securities, which represent 15.3% of the shares of Common Stock outstanding.

     The above ownership percentages were calculated based on the 52,321,773 shares of Common Stock outstanding as of May 5, 2006 according to a press release issued by Old Cinram dated May 5, 2006.

     (b) For the purposes of Section 13(d) of the Act, Mr. Maounis, Amaranth Advisors L.L.C. and Amaranth may be deemed to have shared power, with the Trust, to vote or direct the vote of, and to dispose or direct the disposition of, the Securities beneficially owned by the Trust.

     (c) Information concerning transactions in the Securities effected by the Reporting Persons during the 60 days preceding the date hereof which were not previously disclosed on this Schedule 13D is set forth in Schedule 1.

     (d) Shareholders of Amaranth indirectly participate in the receipt of dividends from, and proceeds from the sale of, the Securities held for the account of the Trust.

     (e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Refer to Item 4.

ITEM 7.  Material to be Filed as Exhibits.

     Please see Joint Filing Agreement Previously filed.

                                   SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.


Dated: June 1, 2006

       AMARANTH LLC,
            by Amaranth Advisors L.L.C., as Trading Advisor

            By: /s/ Nicholas M. Maounis
                ----------------------------------------
                    Nicholas M. Maounis, Managing Member

       AMARANTH ADVISORS L.L.C.

            By: /s/ Nicholas M. Maounis
                ----------------------------------------
                    Nicholas M. Maounis, Managing Member

       NICHOLAS M. MAOUNIS

       /s/ Nicholas M. Maounis
       -----------------------
           Nicholas M. Maounis

                                                                SCHEDULE 1

Transactions in the Securities of the Issuer in the last 60 days

                                Number of      Number of
  Date of       Reporting       Securities     Securities      Price per
Transaction     Persons         Purchased      Sold            Share CAD$

  5/26/06       Amaranth        *2,500,000                      27.43

  Total                          2,500,000

     * Transaction was executed over-the-counter.